UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934 (Amendment No. 1) *

Kadmon Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

48283N106
(CUSIP Number)

June 11, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48283N106
1	NAMES OF REPORTING PERSONS
Vivo Capital VIII, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,470,882 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
4,470,882 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,470,882 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.94% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Includes (i) 3,636,363 shares of common stock, $0.001 par value (“Common Stock”) of Kadmon Holdings, Inc. (the “Issuer”), and (ii) 834,519 shares of Common Stock of the Issuer, issuable upon the exercise of 2,086,297 warrants exercisable within 60 days of June 11, 2018 (the “Reporting Date”), with each warrant representing the right to purchase 0.4 of a share of Common Stock, provided that the warrant holders will be prohibited from exercising the warrants, if after giving effect to such exercise, the warrant holders would beneficially own in excess of 9.99% of the shares of Common Stock of the Issuer outstanding immediately after giving effect to such exercise. The shares of Common Stock and the warrants are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

(2)	Based on (i) 112,639,654 shares of Common Stock of the Issuer outstanding as of the date hereof, and (ii) 834,519 shares of Common Stock of the Issuer, issuable upon the exercise of 2,086,297 warrants exercisable within 60 days of the Reporting Date.

CUSIP No. 48283N106
1	NAMES OF REPORTING PERSONS
Vivo Opportunity, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,818,182 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
6,818,182 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,818,182 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.05% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	The shares of Common Stock are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P.

(2)	Based on 112,639,654 shares of Common Stock of the Issuer outstanding as of the date hereof.

Item 1.(a)	Name of Issuer:

Kadmon Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

450 East 29th Street

New York, New York 10016

Item 2. (a)	Name of Person Filing:

This 13G Amendment NO. 1 is filed jointly by Vivo Capital VIII, LLC and Vivo Opportunity, LLC. Vivo Capital VIII, LLC and Vivo Opportunity, LLC have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of Principal Business Office or, if None, Residence:

505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301

(c)	Citizenship:

Vivo Capital VIII, LLC is a Delaware limited liability company.

Vivo Opportunity, LLC is a Delaware limited liability company.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

48283N106

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)       Amount beneficially owned:

(1) Vivo Capital VIII, LLC

The 3,636,363 shares of Common Stock and 834,519 shares of Common Stock issuable upon exercise of the 2,086,297 warrants within 60 days of the Reporting Date are held of record by Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P., as follows:

●	Vivo Capital Fund VIII, L.P.: 3,195,151 shares of Common Stock, and 733,264 shares of Common Stock issuable upon exercise of 1,833,160 warrants exercisable within 60 days of the Reporting Date, with each warrant representing the right to purchase 0.4 of a share of Common Stock, provided that Vivo Capital Fund VIII, L.P. will be prohibited from exercising the warrants, if after giving effect to such exercise, it (together with Vivo Capital Surplus Fund VIII, L.P. and Vivo Opportunity Fund, L.P.) would beneficially own in excess of 9.99% of the shares of Common Stock of the Issuer outstanding immediately after giving effect to such exercise.

●	Vivo Capital Surplus Fund VIII, L.P.: 441,212 shares of Common Stock, and 101,255 shares of Common Stock issuable upon exercise of 253,137 warrants exercisable within 60 days of the Reporting Date, with each warrant representing the right to purchase 0.40 of a share of Common Stock, provided that Vivo Capital Surplus Fund VIII, L.P. will be prohibited from exercising the warrants, if after giving effect of such exercise, it (together with Vivo Capital Fund VIII, L.P. and Vivo Opportunity Fund, L.P.) would beneficially own in excess 9.99% of the shares of Common Stock of the Issuer outstanding immediately after giving effect to such exercise.

Vivo Capital VIII, LLC is the general partner of both Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P. The voting members of Vivo Capital VIII, LLC are Frank Kung, Albert Cha, Edgar Engleman, Chen Yu and Shan Fu, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(2) Vivo Opportunity, LLC

The 6,818,182 shares of Common Stock are held of record by Vivo Opportunity Fund, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund, L.P. The voting members of Vivo Opportunity, LLC are Frank Kung, Albert Cha, Shan Fu, Gaurav Aggarwal and Michael Chang, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(b)       Percent of class:

Vivo Capital VIII, LLC: 3.94%

Vivo Opportunity, LLC: 6.05%

(c)       Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Capital VIII, LLC: 4,470,882 shares

Vivo Opportunity, LLC: 6,818,182 shares

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Capital VIII, LLC: 4,470,882 shares

Vivo Opportunity, LLC: 6,818,182 shares

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Capital VIII, LLC

June 21, 2018
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

June 21, 2018
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value, of Kadmon Holdings, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.

Vivo Capital VIII, LLC

June 21, 2018
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)

Vivo Opportunity, LLC

June 21, 2018
(Date)

/s/ Albert Cha
(Signature)

Managing Member
(Title)